UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

BlackRock MuniHoldings Fund, Inc. (MHD)

(Name of Issuer)

Auction Market Preferred Stock

(Title of Class of Securities)

09253N203
09253N302
09253N401

(CUSIP Number)

Karpus/ Bulldog Group
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus/ Bulldog group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.44%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  421

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  421

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

421

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.57%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  71

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  71

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

71

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.12%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Brooklyn Capital Manangement, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  25

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  25

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

25

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.75%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 421 shares of MHD Auction Market Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 12.57% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Bulldog Investors, Phillip Goldstein, and Andrew Dakos have accumulated 71 shares of MHD Auction Market Preferred Stock on behalf of the accounts that are managed by them.

Brooklyn Capital Management have accumulated 25 shares of MHD Auction Market Preferred Stock for the Special Opportunities Fund for which they manage.

Item 4. Purpose of Transaction.

The filing persons previously formed a formal group (the "Karpus/Bulldog Group"), orginally submitted to the U.S. Securities and Exchange Commission on Schedule 13D on May 26, 2010, with the objective of affording all preferred shareholders of the issuer an opportunity to obtain full value for their preferred shares. On June 23, 2010, the nomination of Phillip Goldsetin and Brad Orvieto for election as the directors of the Company to be elected by the vote of the Auction Market Preferred Shares was withdrawn. Due to the withdrawal of the director nominees', the Karpus/Bulldog Group has been terminated.

Item 5. Interest in Securities of the Issuer.

(a.) and (b.) The Karpus/ Bulldog Group is deemed to be the beneficial owners of 517 shares of MHD Auction Market Preferred Stock or 15.44% of the outstanding shares. KIM has the sole power to dispose of and to vote all of such shares under limited powers of attorney.

Karpus Investment Management represents beneficial ownership of 421 shares or 12.57% of the outstanding shares. Karpus Investment Management Defined Benefit Plan presently owns 1 share. The Benefit Plan purchased 1 share on February 4, 2010 at $21,312. None of the other principals of KIM presently own shares of MHD Auction Market Preferred Stock.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 71 shares of MHD Auction Market Preferred Stock or 2.12% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

Brooklyn Capital Management are deemed to be benefical owners of 25 shares of MHD Auction Market Preferred Stock or 0.75% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

(c) During the last sixty days the following shares of auction rate preferred stock were traded:

KIM

 Date Shares Price
 5/11/2010 2  $20,750
 5/12/2010 6  $20,625
Bulldog Investors, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 5/17/2010  71  $21,562
Brooklyn Capital Manangement, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 5/17/2010  25  $21,562
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons previoulsy formed a group (the "Karpus/ Bulldog Group"), originally submitted to the U.S. Securities and Exchange Commission on a Schedule 13D on May 26, 2010, with the objective of affording all preferred shareholders of the issuer an opportunity to obtain full value for their preferred shares.

The Group has recently withdrawed their directors nominated for BlackRock MuniHolding Fund Inc., and is hereby terminating the Karpus/Bulldog Group.

Item 7. Materials to be Filed as Exhibits.

On June 23, 2010, Karpus sent a letter to the Fund withdrawing their directors nominated for the BlackRock MuniHolding Fund Inc, a copy of which is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   June 24, 2010

Bulldog Investors/ Brooklyn Capital Manangement

By:   /s/
Name:   Phillip Goldstein
Date:   June 24, 2010

By:   /s/
Name:   Andrew Dakos
Date:   June 24, 2010

EXHIBIT 1
Withdraw Director Nomination Letter Submitted to the Fund
Transmitted June 23, 2010

DEMAND TO WITHDRAW DIRECTOR NOMINATION

            Date:  June 17, 2010

The Depository Trust Company
55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: BlackRock Muniholdings Fund Inc. (NYSE: MHD)
 Auction Market Preferred Stock, CUSIP 09253N203
 Sun Trust Banks, Inc. Participant account #2971

Gentlemen:
Please have your nominee, Cede & Co., sign the attached letter, withdrawing the nomination of Phillip Goldstein and Brad Orvieto for election as the directors of the Company to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members, at the 2010 Annual Meeting with respect to 3 shares of the above-referenced securities credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer.

Please Federal Express the signed nomination to:

Brett D. Gardner, Portfolio Manager/Analyst
Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534

      Very truly yours,
      SUN TRUST BANKS, INC.

      BY:
      NAME: James Bernal
      TITLE: Supervisor

Medallion Stamp

Enclosure

Cede & Co.
C/o The Depository Trust Company
55 water Street
New York, NY 10041

             Date:  June 17, 2010

Blackrock Closed-End Funds
40 East 52nd Street
New York, New York 10022
Attention:  Howard B. Surloff, Secretary

RE:  Demand with respect to Withdrawing Directors Nominated for
 BlackRock Muniholdings Fund Inc. (NYSE: MHD),
 Auction Market Preferred Shares, CUSIP 09253N203

Mr. Surloff:
Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction market preferred stock, $25,000 par value per share (the "Auction Market Preferred Stock"), of BlackRock Muniholdings Fund Inc., (the "Company", "Fund" or "MHD"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant Sun Trust Banks, Inc. (the "Participant"), that on the date hereof, 3 shares of the Auction Market Preferred Stock, CUSIP 09253N203, which are credited to the Participant's account, are beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

At the request of Participant, on behalf of Karpus, Cede, as holder of record of shares of Auction Market Preferred Stock, is hereby submitting this notice (the "Notice") to the Company to withdraw the nomination of Phillip Goldstein and Brad Orvieto for election as the directors of the Company to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the 2010 Annual Meeting.

While Cede & Co. is furnishing this Notice as the stockholder of record of the shares of auction market preferred stock, it does so at the request of Participant and Karpus, and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Market Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

     Sincerely yours,

     Cede & Co.

     BY:
      Partner